Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL

04045509

Our Ref: LB/CS/24/3

Your Ref: 82-2782

6 October 2004

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 5 October 2004.

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
OCT 12 2004
WASH. D.C. 202 SECTION

Dlw 10/19

16:39 05 Oct PRN-REG-Kelda Group PLC<KEL.L> Holding(s) in Company

Kelda Group plc

5 October 2004

Kelda Group plc announces that it has received a notification today, dated 5 October 2004, from HSBC Bank plc and HSBC Holdings plc stating that the company no longer had a notifiable interest in the ordinary shares of Kelda Group plc.

END

Tuesday, 5 October 2004 16:39:47
PRN [nPRJ1B000]